UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medicinova, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58468P206

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VI, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58468P206	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,370(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,210,370(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 58468P206	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,370(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,210,370(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 58468P206	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,370(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,210,370(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 58468P206	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Currie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,210,370(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,210,370(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 58468P206	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,210,370(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,210,370(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 58468P206	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,210,370(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,210,370(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 58468P206	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Himawan, Ph.D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,210,370(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,210,370(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 58468P206	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio, MD, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,210,370(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,210,370(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,370(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

SCHEDULE 13D/A

This Amendment No. 1 amends the Schedule 13D jointly filed on February 13, 2006 (the “Schedule 13D”) by Essex Woodlands Health Ventures Fund VI, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures VI, L.P., a Delaware limited partnership, the general partner of the Partnership (the “GP Partnership”), Essex Woodlands Health Ventures VI, L.L.C., a Delaware limited liability company, the general partner of the GP Partnership (the “General Partner”), James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Jeff Himawan, Ph.D., and Petri Vainio, MD, Ph.D., (each a “Manager”, collectively, the “Managers”, and together with the Partnership, the GP Partnership and the General Partner, the “Reporting Persons”).

Capitalized terms used herein which are not defined have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items in the Schedule 13D remain unchanged.

Introduction:

Since the February 13, 2006, Schedule 13 D filing, the Reporting Persons have not acquired any new shares except for stock options which become exercisable upon vesting. The current changes in the total number of outstanding shares as well as changes in the beneficial ownership of the Reporting Persons (as defined below) is the result of customary stock issuances conducted by the Company and a reverse split undertaking by the Company on or about October 31, 2006, whereby each ten shares of issued and outstanding common stock were combined into and became one share of common stock.

Item 2.	Identity and Background.

(b) The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

Item 5.	Interest in Securities of the Partnership

TOTAL OUTSTANDING SHARES. According to the Form 10-Q filed by the Company with the SEC on October 29, 2015, the number of shares of the Company’s Common Stock outstanding on October 23, 2015 was 29,956,495 shares.

THE PARTNERSHIP. As of the date of filing of this Schedule 13D/A, the Partnership is the beneficial owner of 1,210,370 shares of Common Stock (the “Securities”), which represents approximately 4.0% of the Common Stock outstanding, and it has sole voting and investment power with respect to the Securities. The Securities include 1,170,370 shares held by the Partnership and 40,000 shares that may be acquired pursuant to the exercise of a stock option granted to Dr. Himawan. Under the Partnership’s partnership agreement, Dr. Himawan is deemed to hold the options for the benefit of the Partnership and must exercise the options solely upon the direction of the Partnership, which is entitled to the shares issued upon exercise.

THE GP PARTNERSHIP. The GP Partnership of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The GP Partnership disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE GENERAL PARTNER. The General Partner of the GP Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the General Partner, the Managers have the power by unanimous consent and through the GP Partnership to (i) cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. In addition, Dr. Himawan is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on March 9, 2015. According to the Form 10-K filed by the Company with the SEC on March 12, 2015, the number of shares of the Company’s Common Stock outstanding on March 9, 2015 was 24,616,317 shares.

Item 7.	Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated February 12, 2016.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

ESSEX WOODLANDS HEALTH VENTURES FUND VI, L.P.			INDIVIDUALS:

By: Essex Woodlands Health Ventures VI, L.P.
/s/ James L. Currie
	By: Essex Woodlands Health Ventures VI, L.L.C.		Name: James L. Currie

	By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director	/s/ Martin P. Sutter
Name: Martin P. Sutter

ESSEX WOODLANDS HEALTH VENTURES VI, L.P.			/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj
By: Essex Woodlands Health Ventures VI, L.L.C.

By:	/s/ Martin P. Sutter		/s/ Jeff Himawan, Ph.D.
Name:	Martin P. Sutter		Name: Jeff Himawan, Ph.D.
Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES VI, L.L.C.
/s/ Petri Vainio, MD, Ph.D.
	By:	/s/ Martin P. Sutter	Name: Petri Vainio, MD, Ph.D.
	Name:	Martin P. Sutter
	Title:	Managing Director